# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LINDBLAD EXPEDITIONS HOLDINGS, INC., CIK 0001512499
CUSIP: 535219109
Title of class of securities: Common Stock, Par Value $0.0001 per share
Address of issuer's principal executive offices: 11 W 42nd Street, Suite 22 B3, New York, New York (NY), 10036
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001514334

## Reporting persons
- MSD Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,635,281; sole dispositive power 0; shared dispositive power 1,635,281; aggregate amount beneficially owned 1,635,281 (2.49% of the class)
- MSD SIF Partners II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Gregg R. Lemkau: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,270,566; sole dispositive power 0; shared dispositive power 3,270,566; aggregate amount beneficially owned 3,270,566 (4.99% of the class)

## Item 1. Issuer
Name of issuer: LINDBLAD EXPEDITIONS HOLDINGS, INC.
Address of issuer's principal executive offices: The issuer's principal executive office is located at 11 W 42nd Street, Suite 22 B3, New York, New York, 10036.

## Item 2. Person Filing
Name of person filing:
This Amendment No. 4 to Schedule 13G ("Amendment No. 4") is being jointly filed by and on behalf of each of MSD Partners, L.P. ("MSD Partners"), MSD SIF Partners II, LLC ("MSD SIF Partners") and Gregg R. Lemkau (collectively, the "Reporting Persons"). MSD SIF Partners was the direct owner of the securities covered by this statement.

MSD Partners is the manager of, and may be deemed to beneficially own securities beneficially owned by, MSD SIF Partners. MSD Partners (GP), LLC ("MSD GP") is the general partner of, and may be deemed to beneficially own securities beneficially owned by, MSD Partners. Gregg R. Lemkau maintains investment discretion over this investment and therefore may be deemed to beneficially own securities beneficially owned by MSD GP.

The Reporting Persons have entered into a Joint Filing Agreement, dated May 15, 2026, a copy of which is filed with this Amendment No. 4 as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
Address of principal business office or, if none, residence: The address of the principal business office of each of MSD Partners, MSD SIF Partners and Mr. Lemkau is 550 Madison Avenue, 20th Floor, New York, New York 10022.
Citizenship: MSD Partners is organized as a limited partnership under the laws of the State of Delaware. MSD SIF Partners is organized as a limited liability company under the laws of the State of Delaware. Mr. Lemkau is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
MSD Partners - 1,635,281
MSD SIF Partners - 0
MSD GP - 1,165,281
Gregg R. Lemkau - 3,270,566

This Amendment No. 4 constitutes an "exit filing" for the Reporting Persons.
Percent of class:
The percentages provided herein are calculated based on 65,571,318 shares of the issuer's common stock outstanding as of April 27, 2026, as reported in the issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2026.

MSD Partners - 2.49%
MSD SIF Partners - 0.0%
MSD GP - 2.49%
Gregg R. Lemkau - 4.99%
Sole power to vote or to direct the vote:
MSD Partners - 0
MSD SIF Partners - 0
MSD GP - 0
Gregg R. Lemkau - 0
Shared power to vote or to direct the vote:
MSD Partners - 1,635,281
MSD SIF Partners - 0
MSD GP - 1,165,281
Gregg R. Lemkau - 3,270,566
Sole power to dispose or to direct the disposition:
MSD Partners - 0
MSD SIF Partners - 0
MSD GP - 0
Gregg R. Lemkau - 0
Shared power to dispose or to direct the disposition:
MSD Partners - 1,635,281
MSD SIF Partners - 0
MSD GP - 1,165,281
Gregg R. Lemkau - 3,270,566

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit Description of Exhibit
99.1 Joint Filing Agreement dated May 15, 2026

## Signatures
- MSD Partners, L.P.: /s/ Robert K. Simonds, Robert K. Simonds/Authorized Signatory (05/15/2026)
- MSD SIF Partners II, LLC: /s/ Robert K. Simonds, Robert K. Simonds/Authorized Signatory (05/15/2026)
- Gregg R. Lemkau: /s/ Gregg R. Lemkau, Gregg R. Lemkau (05/15/2026)